UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 1-8974

Honeywell Puerto Rico Savings Plan

(Full Title of Plan)

Honeywell International Inc.

855 S. Mint Street

Charlotte, NC 28202

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

Honeywell Puerto Rico Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Honeywell Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Honeywell Puerto Rico Savings Plan (the “Plan”) as of December 31, 2025, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB.

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Charlotte, North Carolina

June 26, 2026

We have served as the auditor of the Plan since 2026.

2

Honeywell Puerto Rico Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
	(dollars in thousands)
Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$110,798	$93,212

Notes receivable from participants	-	1
Contributions receivable from the Company, net of forfeitures	2,345	2,301
Total receivables	2,345	2,302

Net assets available for benefits	$113,143	$95,514

3

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2025

2025
(dollars in thousands)
Additions to net assets attributable to:
Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	$11,044
Contributions:
Participating employees	8,155
The Company, net of forfeitures	2,348
Roll-over contributions	445
Total contributions	10,948

Total additions	21,992

Deductions from net assets attributable to:
Benefits paid to participants	(4,358)
Plan expenses	(5)
Total deductions	(4,363)

Net increase in net assets during year	17,629

Net assets available for benefits:
Beginning of year	95,514
End of year	$113,143

4

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell Puerto Rico Savings Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (“Honeywell” or the “Company”), ADI of Puerto Rico, Inc. and Honeywell Aerospace de Puerto Rico, Inc. (together with the Company, the “Employer”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Puerto Rico (“PR”) Internal Revenue Code of 2011, as amended in Section 1081.01 (“PR Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Vice President – Global Total Rewards is the Plan Administrator and has full discretionary authority and power to control and manage the administrative aspects of the Plan, including, but not limited to, the power to adopt rules of procedure and regulations necessary for the proper and efficient administration of the Plan and the power to enforce the terms of the Plan it adopts. The Savings Plan Investment Committee has the full power and discretionary authority to manage the investments of the Plan, including but not limited to the power to appoint and remove trustees and monitor trustee performance. The trustee and custodian of the Plan is The Northern Trust Company (the “Trustee”). The trustee of the Plan is Banco Popular de Puerto Rico (the “Trustee”) and the custodian of the Plan is The Northern Trust Company (the “Custodian”). Administration services for the Plan are provided by Fidelity Investments Institutional Operations Company. The Plan has a Puerto Rico based trust (“the Honeywell Puerto Rico Savings Plan Trust”) that participates and invests the Plan’s assets in the Honeywell Savings and Ownership Plan Master Trust.

Contributions and Vesting

Participants may elect to contribute from 1 percent to 30 percent before-tax of their “base pay” and also 1 percent to 10 percent after-tax of their “base pay” as defined in the Plan document during each pay period, subject to certain restrictions for “highly compensated employees”, as defined in the Plan document. Contributions are permitted to be made either on a before-tax or after-tax basis, or a combination of both, and may be directed into any investment option available within the Plan. The investment options for participants consist of white-labeled, multi-managed funds that are proprietary to the Plan. In addition to regular before-tax or after-tax contributions, eligible participants may also contribute up to $1,500 per year in catch-up contributions if they are or will attain age 50 by December 31st of the respective plan year and are contributing at least 10 percent on a before-tax basis to the Plan or have contributed the maximum regular before-tax contributions to the Plan.

The Company matches up to 52.50 percent of the first 6 percent of base pay that the participant contributes to the Plan (excluding rollover and catch-up contributions). The Company’s matching contributions are initially invested in the Honeywell Common Stock Fund. Vested participants may subsequently direct such matching contributions into any investment option available within the Plan.

Employer matching contributions are made annually in a lump sum by the end of the January following the calendar year-end. Participants must be actively employed on December 15th, and if not, disabled or deceased to receive the annual match. There is no minimum service requirement to receive the annual match. Accordingly, the Statement of Net Assets Available for Benefits at December 31, 2025 and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025 include $2,345,000 for company matching contributions earned in 2025 and paid by the Company to the Plan in January 2026.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Employer contributions upon completion of three years of vesting service or upon attainment of age 65 while an employee of the Employer or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Employer or an affiliated company was due to any one of the following (i) retirement under the terms of an Employer pension plan in which

5

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - Continued

the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Employer); or (v) a participant’s business unit is sold or divested (in the Plan Administrator’s sole discretion). A participant will also become 100 percent vested in any Employer contributions in the event the Employer permanently discontinues contributions to or terminates the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Employer’s matching contribution, if applicable, and (2) investment earnings, and charged with an allocation of investment losses and certain administrative expenses that are not paid by the Company. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

No new loans are permitted from the Plan. There were no loans outstanding at December 31, 2025. Interest rates for loans outstanding at December 31, 2024 were approximately 4.25%.

Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits

Upon termination of service with the Employer, if a participant’s vested account balance is $1,000 or less (including any rollover contributions), the entire vested amount in the participant’s account shall be distributed to the participant in a single payment, without his or her consent, unless the participant affirmatively elects to have the benefit rolled over to an eligible retirement plan.

If the participant’s vested account balance exceeds $1,000 (excluding any rollover contributions), the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, or (2) upon the participant’s death, whichever is earlier.

When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan until December 31 of the calendar year following the calendar year of the participant’s death. If the value of the participant’s account is $1,000 or less, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies) as soon as administratively practicable following confirmation of the participant’s death.

The Plan has implemented certain requirements by the Puerto Rico Internal Revenue Code of 2011, which laws change the Plan to, among others, allow certain eligible individuals to receive coronavirus-related relief for Disaster Relief Distributions. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and Internal Revenue Service guidance.

Forfeitures

Forfeitures of the Employer’s contributions and earnings thereon due to terminations and withdrawals reduce contributions otherwise due from the Employer, as permitted by the Plan. Employer contributions made to the Plan were reduced by approximately $43,800 for the year ended December 31, 2025, due to forfeited nonvested accounts. The balance of forfeitures was $43,547 and $32,886 at December 31, 2025 and 2024 respectively.

6

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - Continued

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s assets are held in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell 401(k) Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust for investment and administrative purposes. The Plan’s interest in the Master Trust is stated at fair value.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance cost plus accrued unpaid interest.

Contributions

Employee contributions are recorded when withheld and employer matching contributions when earned

Payment of Benefits

Withdrawals and distributions to participants are recorded when paid.

Expenses

Certain expenses relating to the administration of the Master Trust and managing the investment funds established thereunder are borne by certain businesses of the Employer, not by the participating Plan. Administrative expenses of the Plan are paid by the Plan or the plan sponsor, as provided in the Plan document. Participants pay administrative costs for loans, distributions and qualified domestic relation orders.

3.	Separately Managed Portfolios

The individual assets of the Master Trust’s separately managed portfolios and multi-manager funds are held in the name of the Master Trust (i.e., the Master Trust owns the underlying securities) and are considered separately as individual investments for accounting and financial statement reporting purposes.

The Master Trust owns 100% of the underlying assets of the following separately managed portfolios and multi-manager funds and the underlying investments of each are included in Note 4:

Global REIT Fund
Growth Equity Fund
International Stock Fund
Investment Grade Bond Fund
Short-Term Fixed Income Fund
Small to Mid-Cap Stock Fund
Value/Yield Equity Fund
Honeywell Common Stock Fund

4.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investments are held in the Master Trust, which is commingled with the assets of the Honeywell 401(k) Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. Each participating plan’s interest in the Master Trust is divided based on the participants’ investment elections. The allocation of income and expenses is based upon each plan’s specific interests in the underlying plan investments, which are based upon participant-direction and Company direction of the investments. The interest and dividends and the net depreciation or appreciation in the fair value of investments are allocated to the individual accounts on a daily basis based upon the individual accounts’ equitable share of the various investment funds that comprise the Master Trust. The total interest of the Plan is determined as the sum of the individual account balances of the Plan.

7

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - Continued

The Master Trust and the Plan’s interest in the Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2025:

	2025
	Master Trust Balances	Plan’s Interest in Master Trust Balances
	(dollars in millions)

Collective Trust Funds	$10,416	$69
Exchange Traded Funds	18	-
Honeywell Common Stock	3,315	23
Common Stocks (Separately Managed Portfolios)	1,234	7
Asset Backed Securities	279	2
Bank Deposits	311	2
Commercial Mortgage Backed Securities	6	-
Corporate Bonds	571	4
U.S. Government and Federal Agencies	174	-
Municipal Bonds	7	1
Non-US Government	47	1
Commercial Paper	292	-
Cash & Cash Equivalents	37	1
Total Investments, at fair value	16,707	111

Net assets of the Master Trust	$16,707	$111

The Master Trust and the Plan’s interest in the Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2024:

	2024
	Master Trust Balances	Plan’s Interest in Master Trust Balances
	(dollars in millions)

Collective Trust Funds	$8,922	$52
Exchange Traded Funds	305	2
Honeywell Common Stock	3,804	22
Common Stocks (Separately Managed Portfolios)	1,424	8
Asset Backed Securities	293	2
Bank Deposits	425	2
Commercial Mortgage Backed Securities	7	-
Corporate Bonds	602	3
U.S. Government and Federal Agencies	58	-
Non-US Government	127	1
Commercial Paper	256	1
Total Investments, at fair value	16,223	93

Net assets of the Master Trust	$16,223	$93
8

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - Continued

The Master Trust’s net appreciation and investment income for the year-ended December 31, 2025 is as follows:

2025
(dollars in millions)

Net appreciation in fair value of investments	$1,376
Dividend and interest income	155
Total investment income and net appreciation	$1,531

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/(depreciation) consists of both realized gains/(losses) on investments bought, sold and matured, as well as the change in unrealized gains/(losses) on investments held during the year.

From time to time, investment managers may use derivative financial instruments including foreign exchange forward and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment composition in the portfolio. The Master Trust held no derivative instruments as of December 31, 2025 and 2024.

Determination of Fair Value

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

The Master Trust valuation methodologies for assets and liabilities measured at fair value are described below. The methods described as follows may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

9

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - Continued

Collective Trust Funds

Collective Trust funds are investment vehicles utilized as or within the target date funds, equity index funds, investment grade bond fund, and global REIT fund. These funds permit daily subscriptions and redemption of units. These investments are valued using net asset values (“NAV”) provided by the administrator of the underlying fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding.

Collective Trust funds measured at fair value using NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for Collective Trust funds are intended to permit reconciliation of the Master Trust’s total investments, at fair value.

Cash & Cash Equivalents

Cash & cash equivalents represent interest-bearing cash amounts valued at cash plus interest earned.

Honeywell International Inc. Common Stock, other Common Stocks and Exchange Traded Funds

Honeywell International Inc. common stock is valued at the closing price reported on the National Association of Securities Dealers Automated Quotations (“NASDAQ”) Composite Transaction Tape. Other common stocks and exchange traded funds are valued at the closing price reported on the principal market on which the respective securities are traded. Honeywell International Inc. common stock, other common stocks and exchange traded funds are all classified within level 1 of the valuation hierarchy.

Fixed Income Investments

Fixed income securities (other than commercial mortgage backed securities) are valued at the regular close of trading on each valuation date at the evaluated bid prices supplied by pricing vendors or brokers, if any, whose prices reflect broker/dealer supplied valuations and electronic data processing techniques. Commercial mortgage backed securities are valued using pool-specific pricing. The pool-specific pricing is provided by the pricing vendors and typically they use Interactive Data for these investments. Fixed income securities, including corporate bonds, U.S. government and federal agencies, municipal bonds, Non-U.S. government, commercial paper, bank deposits, asset-backed securities and commercial mortgage backed securities are classified within Level 2 of the valuation hierarchy.

The following tables present the Master Trust’s assets measured at fair value as of December 31, 2025 and 2024, by the fair value hierarchy.

	2025
	Level 1	Level 2	Level 3	Total
	(dollars in millions)

Cash and Cash Equivalents	$37	$-	$-	$37
Common Stocks	4,549	-	-	4,549
Exchange Traded Funds	18	-	-	18
Fixed Income Investments:
Asset Backed Securities	-	279	-	279
Bank Deposits	-	311	-	311
Commercial Mortgage Backed Securities	-	6	-	6
Corporate Bonds	-	571	-	571
U.S. Government and Federal Agencies	-	174	-	174
Municipal Bonds	-	7	-	7
Non-US Government	-	47	-	47
Commercial Paper	-	292	-	292
	$4,604	$1,687	$-

Collective Trust Funds				10,154
Total Investments				$16,707
10

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - Continued

	2024
	Level 1	Level 2	Level 3	Total
	(dollars in millions)

Common Stocks	$5,228	$-	$-	$5,228
Exchange Traded Funds	305	-	-	305
Fixed Income Investments:
Asset Backed Securities	-	293	-	293
Bank Deposits	-	425	-	425
Commercial Mortgage Backed Securities	-	7	-	7
Corporate Bonds	-	602	-	602
U.S. Government and Federal Agencies	-	58	-	58
Non-US Government	-	127	-	127
Commercial Paper	-	256	-	256
	$5,533	$1,768	$-

Collective Trust Funds				$8,922
Total Investments				$16,223

5.	Nonparticipant-Directed Investments

The Plan provides for both participant-directed and nonparticipant-directed investment programs. Employer matching contributions are initially invested in the Company’s common stock, which is a nonparticipant-directed investment option. Participants may subsequently transfer these amounts to other investment options at their discretion once vested.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of and for the year ended December 31, 2025, is as follows:

2025
(dollars in thousands)

Net assets:
Honeywell Common Stock Fund	$22,820

Changes in net assets:
Net (depreciation)	(2,108)
Dividends	502
Employer Contributions	2,293
Participant Contributions	788
Roll-over Contributions	30
Benefits Paid to Participants	(1,216)
Plan Expenses	(1)
Net transfers to participant-directed investments	(992)
Net change	$(704)

6.	Related Party Transactions and Exempt Party-In-Interest Transactions

The Master Trust is invested in the Company’s common stock which qualifies as an exempt party-in-interest transaction. During the year ended December 31, 2025, the Master Trust’s investment in the Company’s common stock included purchases of approximately $187 million, sales of approximately $516 million, realized gains of approximately $241 million (realized gains of approximately $2 million by the Plan), unrealized gain of approximately $579 million and dividend income of approximately $79 million. The Master Trust invests in short term investment funds managed by the Custodian. These related transactions qualify as an exempt party-in-interest transactions.

The Company is both the plan sponsor and a party to the Master Trust, therefore the Master Trust investment and the Plan’s interest of $23 million in the Company’s common stock qualifies as a related party transaction, along with the dividend income of $502 thousand earned by the Plan on this investment.

7.	Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to certain risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Honeywell Common Stock Fund, which primarily invests in a single security.

8.	Federal Income Taxes

The Plan is designed and intended to be qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 PR Code”), and Section 1081.01(a) of the Internal Revenue Code for a New Puerto Rico, Act No. 1 of January 14, 2011, as amended from time to time (the “2011 PR Code”). The Plan has received a favorable determination letter from the Puerto Rico Treasury Department as to its qualified status under the 1994 PR Code and the 2011 PR Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation. Pursuant to the provisions of Section 1165(a) of the 1994 PR Code and Section 1081.01(a) of the 2011 PR Code,

11

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - Continued

pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan’s Master Trust is to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. As of December 31, 2025 and 2024, the Company has analyzed the tax positions by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

9.	Subsequent Events (Unaudited)

The Plan has evaluated subsequent events through the date the financial statements were issued and has identified the following events requiring disclosure. Effective April 1, 2026, in anticipation of the spin-off of Honeywell Aerospace Inc. from the Company, which is expected to be finalized on June 29, 2026, active participants expected to be employed by the new Honeywell Aerospace Inc. entity (or its Puerto Rican subsidiary) following the spin-off ceased participation in the Plan and became participants of the Honeywell Aerospace Puerto Rico Savings Plan (the “Aerospace PR Plan”). In connection with this transfer, $83,125 thousand of account balances of such participants will transfer from the Master Trust to the master trust of the Aerospace PR Plan.

12

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Puerto Rico Savings Plan

By:	/s/Clifford Kenyon
Clifford Kenyon

Vice President, Total Rewards

Date: June 29, 2026

13

Exhibit I

Deloitte & Touche LLP 650 S. Tryon Street Suite 1800 Charlotte, NC 28202 USA Tel: (704) 887-1500 Fax: (704) 887-1631 www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-228733 on Form S-8 of our report dated June 26, 2026, relating to the financial statements of Honeywell Puerto Rico Savings Plan, appearing in this Annual Report on Form 11-K for the year ended December 31, 2025.

June 26, 2026

14

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Honeywell Puerto Rico Savings Plan
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Honeywell Puerto Rico Savings Plan (the “Plan”) as of December 31, 2024, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion

Crowe LLP

We served as the Plan’s auditor from 2016 to 2025.

New York, New York

June 27, 2025

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-228733 on Form S-8 of Honeywell International Inc. of our report dated June 27, 2025 appearing in this Annual Report on Form 11-K of the Honeywell Puerto Rico Savings Plan for the year ended December 31, 2025.

Crowe LLP

New York, New York

June 29, 2026